Annual Report

Cover Page

Name of issuer:

Painterland Sisters LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: PA

Date of organization: 8/31/2020

Physical address of issuer:

59 N Broad St, Unit D
Lititz PA 17543

Website of issuer:

https://painterlandsisters.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

15

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,321,052.00	$665,425.00
Cash & Cash Equivalents:	$1,855,356.00	$145,033.00
Accounts Receivable:	$1,058,699.00	$224,575.00
Current Liabilities:	$2,089,454.00	$1,304,791.00
Non-Current Liabilities:	$3,493.00	$368,907.00
Revenues/Sales:	$10,360,853.00	$3,054,831.00
Cost of Goods Sold:	$7,675,714.00	$2,710,439.00
Taxes Paid:	$0.00	$0.00
Net Income:	($824,482.00)	($1,325,930.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Painterland Sisters LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Stephanie Painter	Co-CEO Painterland Sisters	Painterland Sisters	2020
Hayley Painter	Co-CEO Painterland Sisters	Painterland Sisters	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stephanie Painter	CO-CEO	2020
Hayley Painter	CO-CEO	2020
Kevin Griffith	CFO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Stephanie Painter	Membership Interests	50.0
Hayley Painter	Membership Interests	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

There is no market for the Company's securities, and Investors will likely be unable to sell or transfer Company's securities and should be prepared to bear the risk of this investment and lack of liquidity of the Company's securities for an indefinite period.

There is not and will not be a public market for the Company's securities. In addition, the Operating Agreement requires compliance with a right of first refusal process before Company's securities may be sold. The Company's securities may not be resold except in compliance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. As a result, it may be difficult to dispose of the Company's securities at all or at an acceptable price, and an Investor should be prepared to bear the risk of this investment for an indefinite period of time.

The Company was formed as a public benefit company; as a result, our goal is not entirely to maximize profit or the value of the Company.

As a public benefit company, the Company has a primary goal of providing employment opportunities in an economically depressed geographic region, as well as, connecting consumers with the direct source of their food by utilizing regenerative agriculture practices to create nutritious, sustainable products for consumers nationwide. In addition, the Company's goal is to be profitable in order to grow and increase our value. As a result, the Managers may make decisions to advance its stated goals, but which do not maximize, or are even inconsistent with, making a profit or increasing the value of the Company for Investors.

The Company is committed, both based upon the Company's goals, and by our marketing pitch for our products, to purchasing our organic milk from small Pennsylvania farms and, in particular, from the Family

Farm, which could result in the Company paying higher prices to obtain organic milk for its products than we would otherwise pay if it was willing to seek organic milk from other sources of supply.

Part of the reason the Members started the Company was to ensure an outlet for the milk produced by Pennsylvania family dairy farms, but in particular, by the Family Farm, which is in its third generation of ownership. While the Company may be able to obtain organic milk products from various sources outside of Pennsylvania and outside of the Family Farm at lower prices, the Members fully intend to use every effort to purchase as much of the Company's organic milk requirements as it can from Pennsylvania sources and, in particular, from the Family Farm. The Company will be seeking to enter into an agreement with the Family Farm to secure the supply of milk by the Family Farm to the Company. As a result, you should only invest in the Company's securities if you are comfortable that the Members are biased to use the Company to help Pennsylvania dairy farms and the Family Farm by purchasing their dairy products.

Our business expansion goals are focused on selling to large regional and national outlets.

A risk when selling into larger retail chains is the potential for high costs associated with doing business with them. These costs may include slotting fees, which are fees charged by the retailer for a product to be placed on their shelves, as well as deductions for damaged products or unsold inventory. These costs can significantly impact profitability and cash flow, making it important for businesses to carefully evaluate the financial implications of selling to larger retail chains.

Given the Members' interest in using the Company's business to sustain the demand for the Family Farm's milk products and to help other Pennsylvania dairy farmers, the Members do not foresee that they will be interested in selling the Company unless the vision of the potential buyer is aligned.

The Members' long-term plan for the Company does not include selling the Company unless the vision of the potential buyer is aligned with sourcing milk from the Family Farm and like minded organic farms in their area along with providing a nutritious, organic, real dairy product nationwide.

Our indebtedness could adversely affect our business.

The Company has debt in the form of a $1.3 million line of credit from Wayflyer Inc. which is currently partially drawn. In addition, the Company has borrowed approximately $524,604 from related parties, whose loans accrue the AFR lowest interest rate on long term loans; which as of May 2023 was currently 3.72% and are due and payable on demand.

The Company's indebtedness may:

• make it difficult for the Company to satisfy its obligations, including paying operating costs;

• limit its ability to obtain additional financing to operate the Company's business;

• require it to dedicate a substantial portion of its cash flow to service debt, reducing its ability to use cash flow to fund working capital, capital expenditures and other general corporate requirements;

• limit its flexibility to plan for, and react to, changes in the Company's business and the industry in which it operates;

• place it at a competitive disadvantage relative to some of our competitors that have less debt;

• make it more vulnerable to increases in interest rates, resulting in higher interest costs in respect of floating rate debt; and

• increase its vulnerability to general adverse economic and industry conditions, including changes in interest rates, increase raw material prices or a downturn in the Company's business or the economy.

Upon dissolution of the Company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the assets of the Company will first be used to satisfy the Company's secured creditors. If any assets remain, those assets will then be used to satisfy the Company's unsecured creditors (which include holders of the SAFEs). If any assets remain after the payment of all of our debts and liabilities, those remaining assets will then be distributed to all Members, pro rata in proportion to their holdings of units of membership interest in the company, subject to any

contractually provided preference to one or more classes of units of membership interest. There can be no assurance that we will have available assets to pay off our creditors, or that there will be any proceeds remaining for distribution to the holders of units of membership interest in the Company upon such a liquidation, dissolution or winding-up of the Company. In this event, you could lose some or all of your investment.

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products.

We rely on a limited number of vendors to supply us with raw materials including, most importantly, organic milk. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or pricing of raw materials. If any of our suppliers were to breach their obligations under applicable supply agreements, our supply of raw materials would be in jeopardy. In addition, suppliers of raw materials with whom we do not have a supply agreement could discontinue or seek to alter their relationship with us. Events that adversely affect our suppliers of raw materials could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers' businesses, finances, livestock, labor relations, costs, production, insurance and reputation, as well as natural disasters, fires or other catastrophic occurrences.

We currently use three cooperative suppliers with access to hundreds of family dairy farms for the organic milk used in our products. Any interruption in the supply of organic milk from our suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

We currently have ten suppliers for non-milk components used in our production. Any interruption in the supply of non-milk components from our suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

All of our ingredients must be certified USDA Organic. The supply of USDA Organic ingredients is not unlimited. Any problems with the USDA Organic supply chain for our ingredients would have a material adverse effect on our business.

If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our quality standards. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

We use a limited number of distributors for the substantial majority of our sales, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected.

As of December 31, 2024, the Company has a customer concentration among three customers. One of those customers accounts for approximately 33% of revenue, and the other approximately 25% of the Company's revenue, for a total concentration of revenue of 58% among those three customers.

Loss of our co-manufacturer relationship, or our failure to timely identify and establish relationships with a new co-manufacturer, could harm our business and impede our growth.

All of our revenue is derived from products manufactured at manufacturing facilities owned and operated by our co-manufacturer. Despite a binding agreement to the contrary, our co-manufacturer could seek to alter or terminate its relationship with us or otherwise breach such agreement, leaving us with periods during which we have limited or no ability to manufacture our products. If we need to replace our co-manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.

An interruption in, or the loss of operations at, our co-manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of some of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially

adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of, and public awareness regarding, food safety. We are subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; the possible unavailability and expense of product liability insurance; and the potential cost; regulatory actions related to labeling and marketing and disruption of a product recall.

Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our co-manufacturer or raw material suppliers, could result in the discontinuance of sales of these products or our relationships with such co-packers and suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce (and could exhaust or exceed) our capital resources.

The Occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative

consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

We may not be able to compete successfully in our highly competitive market.

We operate in a highly competitive market. Numerous brands and products compete for limited retailer shelf space. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

We compete with other food brands that develop and sell yogurt and similar products including, but not limited to, Norr, Siggis, Icelandic Provisions, Thor, Green Valley and Chobani. These competitors may be more innovative, have more resources and better brand recognition, have access to more shelf space with retail outlets and be able to bring new products to market faster. We compete with these competitors for retailer shelf space and consumers.

Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies may acquire our competitors or launch their own competing products, and they may be able to use their resources and scale to more easily respond than we can to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products, and we may be unable to retain the placement of our products on store shelves to effectively compete. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and

could result in a decrease in our operating results and profitability. See "Business—Competition."

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

We believe our consumers rely on us to provide them with high-quality products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors or the dairy industry generally), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected, and cross-contamination can occur.

We have no control over our products once purchased by consumers. Accordingly, consumers may store our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect may significantly

reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent to which information or misinformation and opinions can be shared. Negative publicity about us, the Family Farm, our brand or our products on social or digital media could seriously damage our brand and reputation. If we do not maintain the favorable perception of our brand, our sales and profits could be negatively impacted.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party transportation providers for all of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, which in turn would adversely affect our operating results.

The consolidation of our customers could adversely affect our business.

Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated

customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. If we fail to respond to these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

Organic milk producers must feed their animals an organic diet and use organic processes certified through a USDA-accredited organic certifying agency in order to maintain organic certification of the milk produced. A significant decrease in the supply of organic feed, or a significant increase in demand for such feed, could challenge the ability of the Company's suppliers to maintain organic certification, which could also potentially impact the Company's ability to supply products to its customers. In addition, producers of organic milk could be subject to significant or rapid increases in the prices they pay for organic foods for their animals if the availability of the supply of organic feed is disrupted, in which case the cost to obtain organic milk will likely rise. If the Company is subject to significant or rapid increases in the prices it must pay to obtain organic milk or other organic raw materials for any reason, the financial stability of its organic operations could be compromised. In certain scenarios, the Company could be forced to cease or reduce production of organic products, negatively impacting the Company's ability to supply products to its customers.

Organic certification can be difficult and expensive to maintain. We cannot assure you that we (or our suppliers of raw materials) can maintain that certification.

In order for the Company to label its products "organic," it must be able to demonstrate that all of the feed, farm operations, fluid milk, eggs and other ingredients, as well as the processing steps involved in the production of the finished goods, meet required standards. The U.S. Department of Agriculture (USDA) has adopted national organic regulations as required by the Organic Food Production Act of 1990 (7 U.S.C. 6501 et al.) that set forth the minimum standards that must be met in order to label products "certified organic" using the USDA "Organic" label. A third-party certifier is used to confirm that all of the Company's products and steps in the supply chain are in compliance with these regulations. The Company can make no assurance that organic regulations will not be modified in the future or that such changes would result in

modified in the future or that such changes would result in additional compliance costs to the Company and its suppliers. The Company can make no assurance that one or more of its suppliers of organic raw materials will fail to continue to meet the required standards. In addition, the budget of the USDA's National Organic Program is limited, and its ability to enforce the standards is limited and may lead to a loss of confidence in the USDA's organic label. Such events could have an adverse financial effect on the Company's financial results.

Disruptions in the economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailer customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no

voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Interests	200000	200000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	22000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Maria Painter
Issue date	12/05/21
Amount	$5,993.00
Outstanding principal plus interest	$3,492.55 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	12/06/24
Current with payments	Yes

This is a family loan due on demand with a 3 year maturity

date. Partial Payment of principal and interest was made in 2022.

The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

Loan

Lender	Lynda Painter
Issue date	04/16/23
Amount	$450,026.00
Outstanding principal plus interest	$450,026.06 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	04/17/26
Current with payments	Yes

Due on Demand with a 5 year maturity date.

Loan

Lender	Wayflyer
Issue date	11/12/24
Amount	$1,300,000.00
Outstanding principal plus interest	$1,195,630.00 as of 12/30/24
Interest rate	18.0% per annum
Maturity date	11/13/25
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2024	Regulation Crowdfunding	SAFE	$1,235,000	General operations
12/2024	Regulation D, Rule 506(b)	SAFE	$2,609,750	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Maria Painter
Amount Invested	$5,993.00
Transaction type	Loan
Issue date	12/05/21
Outstanding principal plus interest	$3,492.55 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	12/06/24
Current with payments	Yes
Relationship	Mother

Name	Painterland Farms
Amount Invested	$66,000.00
Transaction type	Loan
Issue date	02/14/23
Outstanding principal plus interest	$66,000.00 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	02/15/26
Current with payments	Yes
Relationship	Painterland Farms

Name	Lynda Painter
Amount Invested	$450,026.00
Transaction type	Loan
Issue date	04/16/23
Outstanding principal plus interest	$450,026.06 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	04/17/26
Current with payments	Yes
Relationship	Grand-Mother

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview Painterland Sisters is a woman-owned, family-owned, and farmer-owned consumer packaged goods company producing organic Icelandic-style skyr yogurt. Founded by fourth-generation dairy farmers Hayley and Stephanie Painter, the company is committed to connecting consumers with the direct source of their food while promoting sustainable agriculture. Painterland Sisters uses milk sourced from their organic regenerative family farm in Pennsylvania and other regional farms to produce nutrient-dense, lactose-free yogurt that is high in protein and has billions of probiotics. Since launching in 2022, the brand has rapidly expanded into over 4,000 retail locations nationwide, including Whole Foods, Publix, Costco and Sprouts, and has become one of the fastest-growing yogurt brands in the natural channel. Painterland Sisters is focused on long-term growth, profitability, and driving positive impact. **Milestones** Fastest-growing yogurt brand in terms of dollar percentage growth year-over-year in the natural channel (SPINS - Refrigerated Yogurt + Plant Based Yogurt - Subcategory RF Yogurt - Total US Natural Expanded Channel - TPL - L12W ending 02/23/25) Painterland Sisters is now ranked 7th in the natural yogurt channel, up from 22nd last year according to SPINS (Refrigerated Yogurt + Plant Based Yogurt - Subcategory RF Yogurt - Total US Natural Expanded Channel - TPL - L12W ending 02/23/25). From 2023 to 2024, we achieved a 208% year-over-year growth, showcasing our rapid momentum and continued expansion— and in 2025, we're setting our sights even higher, on track to reach 3x our 2024 revenue. Painterland Sisters sold over 5.7 million cups of yogurt in 2024. Expanded into over 4,000 stores across all 50 states in less than 3 years We used 8.7 million lbs of milk in 2024, further solidifying our commitment to supporting dairy farmers and sustainable agriculture. Painterland Sisters sources milk from over 25 Certified Organic dairy farms in PA, along with their own family's dairy farm. This supports organic farming methods that encompass environmentally-conscious practices like rotational grazing, minimal tillage, cover cropping, and other sustainable farming methods leaving a positive impact on Mother Earth! **Historical Results of Operations**

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $10,360,853 compared to the year ended December 31, 2023, when the Company had revenues of $3,054,831. Our gross margin was 25.92% in fiscal year 2024, and 11.27% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $3,321,052, including $1,855,356 in cash. As of December 31, 2023, the Company had $665,425 in total assets, including $145,033 in cash.

- *Net Loss*. The Company has had net losses of $824,482 and net losses of $1,325,930 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $2,092,947 for the fiscal year ended December 31, 2024 and $1,673,698 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,311,794 in debt and $4,360,026 in SAFEs.

Runway & Short/Mid Term Expenses

Painterland Sisters LLC cash in hand is $1,202,166, as of March 2025. Over the last three months, net revenues have averaged $1,388,836/month, cost of goods sold has averaged $992,230/month, and operational expenses have averaged $485,395/month, for an average net margin of -$88,789 per month.
There have not been any major changes or trends in our finances or operations that occurred since December 31, 2024.

Over the next 6 months we expect our revenues to be $15,500,000 and our expenses to be $16.400,000.

No, we are not profitable but expect to achieve profitability on a monthly basis in the 4th quarter of 2025 after a few key customer launches push revenue over $3,000,000 per month (our breakeven revenue figure).

We have access to incremental debt through our lending partner as well as the ability to access equity.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating

history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kevin Griffith, certify that:

(1) the financial statements of Painterland Sisters LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Painterland Sisters LLC included in this Form reflects accurately the information reported on the tax return for Painterland Sisters LLC filed for the most recently completed fiscal year.



Kevin Griffith

CFO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf

of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we

choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by

providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://painterlandsisters.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Hayley Painter
Kevin Griffith
Stephanie Painter

Appendix E: Supporting Documents

ttw_communications_130374_224000.pdf
Operating_Agreement_-
_Painterland_Sisters_LLC.DOCX-4.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Painterland Sisters SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Hayley Painter

Kevin Griffith

Stephanie Painter

Appendix E: Supporting Documents

ttw_communications_130374_224000.pdf
Operating_Agreement_-_Painterland_Sisters_LLC.DOCX-4.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Painterland Sisters LLC

By

Kevin Griffith

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kevin Griffith

Chief Financial Officer
4/23/2025

Stephanie Painter

Cos-CEO
4/24/2025

Hayley Painter

Co-CEO
4/28/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.